As filed with the Securities and Exchange Commission on March 18, 2022

Registration No. 333-235707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT ON FORM S-11

FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

GENERATION INCOME PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

401 East Jackson Street, Suite 3300

Tampa, Florida  33602
813-448-1234

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

David Sobelman

President and Chief Executive Officer
401 East Jackson Street, Suite 3300

Tampa, Florida  33602
813-448-1234

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Curt Creely, Esq. John Wolfel, Esq. FOLEY & LARDNER LLP 100 North Tampa Street, Suite 2700 Tampa, FL 33602 Tel: (813) 229-2300 Fax: (813) 221-4210	Alexander R. McClean, Esq. Margaret K. Rhoda, Esq. HARTER SECREST & EMERY LLP 1600 Bausch & Lomb Place Rochester, NY 14604 Tel: (585) 231-1248 Fax: (585) 232-2152

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

ADDITION OF EXHIBIT

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-235707) was filed to include as an exhibit to such S-11 the consent of MaloneBailey LLP to the use of its report dated March 18, 2022 with respect to the consolidated financial statements of Generation Income Properties, Inc. and its subsidiaries (the “Company”) included in the Annual Report on Form 10-K of the Company for the year ended December 31, 2021 in such registration statement and the related prospectus. The report of MaloneBailey LLP was filed in the Prospectus Supplement No. 1 dated March 18, 2022 filed pursuant to Rule 424(b)(3). The consent of MaloneBailey LLP is filed as Exhibit 23.3 herewith.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement (incorporated by reference to the Company’s Amendment No. 8 to Registration Statement on Form S-11 filed on July 27, 2021).
3.1	Articles of Amendment and Restatement of Generation Income Properties, Inc. (incorporated by reference to Exhibit 2.1 of our Form 1-A/A filed on January 28, 2016).
3.1.1	Articles of Amendment to Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 2.1 to Form 1-U filed on October 9, 2020).
3.2	Bylaws of Generation Income Properties, Inc. (incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2015).
4.1	Second Amended and Restated Ownership Limit Waiver Agreement (incorporated by reference to Exhibit 3.5 of our Form 1-A POS filed on March 29, 2018).
4.2	Form of Stock Certificate (incorporated by reference to Exhibit 3.3 of our Form 1-A filed on September 16, 2015).
4.3	Amended and Restated Agreement of Limited Partnership of Generation Income Properties, L.P. (incorporated by reference to Exhibit 6.2 of our Form 1-A POS filed on March 29, 2018).
4.4

First Amendment to Amended and Restated Agreement of Limited Partnership of Generation Income Properties, L.P. (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

4.5

Second Amendment to Amended and Restated Agreement of Limited Partnership of Generation Income Properties, L.P. (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

4.6	Common Stock Purchase Warrant, dated April 17, 2019 (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).
4.7	Common Stock Purchase Warrant dated November 12, 2020 (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).
4.8	Form of Representative’s Warrant (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).
4.9	Form of Common Stock Purchase Warrant (incorporated by reference to the Company’s Amendment No. 8 to Registration Statement on Form S-11 filed on July 27, 2021).
4.10	Form of Warrant Agent Agreement (incorporated by reference to the Company’s Amendment No. 8 to Registration Statement on Form S-11 filed on July 27, 2021).
4.11	Form of Unit Certificate (incorporated by reference to the Company’s Amendment No. 8 to Registration Statement on Form S-11 filed on July 27, 2021).
4.12	Representative’s Warrant, dated September 8, 2021 (incorporated by reference from Exhibit 4.1 from Form 8-K filed on September 9, 2021).

4.13	Form of Investor Warrant (incorporated by reference from Exhibit 4.2 from Form 8-K filed on September 9, 2021).
4.14	Warrant Agent Agreement, dated September 2, 2021 between the Company and VStock Transfer, LLC (incorporated by reference from Exhibit 4.3 from Form 8-K filed on September 9, 2021).
5.1	Legal Opinion of Foley & Lardner LLP *
8.1	Tax Matters Opinion of Foley & Lardner LLP (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).
10.1	Generation Income Properties, Inc. 2020 Omnibus Incentive Plan (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021) +
10.2	Purchase and Sale Agreement (Manteo, NC), dated August 24, 2018 (incorporated by reference to Exhibit 6.1 of our Form 1-U filed on August 20, 2019).
10.3	First Amendment to Purchase Agreement (Manteo, NC), dated November 21, 2018 (incorporated by reference to Exhibit 6.2 of our Form 1-U filed on August 20, 2019).
10.4

Loan Agreement dated April 4, 2018 by and among Generation Income Properties, Inc. and American Momentum Bank (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.4.1

First Amendment to Loan Agreement dated August  27, 2019 by and among Generation Income Properties, Inc. and American Momentum Bank (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.5

Loan Agreement dated December 20, 2018 by and among Generation Income Properties, Inc., as borrower, David E. Sobelman, as guarantor, and American Momentum Bank (incorporated by reference to the Company’s Amendment No.  1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.6

Loan Agreement dated September 11, 2019 by and among Generation Income Properties, Inc., as borrower, David E. Sobelman, as guarantor, and American Momentum Bank (incorporated by reference to the Company’s Amendment No.  1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.7

Note, Deed of Trust, Assignment of Leases and Rents, and Related Loan Documents Assignment, Assumption and Modification Agreement dated September 30, 2019 by and among Riverside Crossing, L.C., as original borrower, GIPVA 130 Corporate Blvd, LLC, as new borrower, Newport News Shipbuilding Employees; Credit Union, Inc. DBA BayPort Credit Union, and James B. Mears, as trustee (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.8

Commercial Loan Agreement dated September  30, 2019, between GIPVA 2510 Walmer Ave, LLC and Newport News Shipbuilding Employees; Credit Union, Inc. DBA BayPort Credit Union (incorporated by reference to the Company’s Amendment No.  1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.9

Limited Guaranty Agreement made by David E. Sobelman in favor of American Momentum Bank effective as of April 4, 2018 (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.10

Limited Guaranty Agreement made by David E. Sobelman in favor of American Momentum Bank effective as of December 20, 2018 (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.11

Limited Guaranty Agreement made by David E. Sobelman in favor of American Momentum Bank effective as of September 11, 2019 (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.12

Guaranty of Nonrecourse Carveout Liabilities and Obligations dated as of September 30, 2019 made by Generation Income Properties, L.P., Generation Income Properties, Inc. and David E. Sobelman in favor of Newport News Shipbuilding Employees’ Credit Union, Inc. DBA Bayport Credit Union (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.13

Guaranty of Nonrecourse Carveout Liabilities and Obligations dated as of September 30, 2019 made by Generation Income Properties, L.P., Generation Income Properties, Inc. and David E. Sobelman in favor of Newport News Shipbuilding Employees’ Credit Union, Inc. DBA Bayport Credit Union (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.14	Form of Director Indemnification Agreement (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).+
10.15	Form of Director and Officer Restricted Stock Award Agreement (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).+
10.16	Employment Agreement with David E. Sobelman (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-11 filed on December 26, 2019)+
10.17

Employment Agreement, dated January 24, 2022 (with term effective as of February 28, 2022), between Generation Income Properties, Inc. and Allison Davies (incorporated by reference from Exhibit 10.1 to Form 8-K filed on January 27, 2022).

10.18	$1.9 Million Secured Non-Convertible Promissory Note dated December 16, 2019 (incorporated by reference to Exhibit 6.1 of Form 1-U filed on December 19, 2019).
10.19	Security Agreement dated December 16, 2019 related to $1.9 Million Secured Non-Convertible Promissory Note (incorporated by reference to Exhibit 6.2 of Form 1-U filed on December 19, 2019).
10.20	Redemption Agreement by and between GIPAL JV 15091 SW ALABAMA 20, LLC and TC Huntsville, LLC dated December 18, 2019 (incorporated by reference to Exhibit 6.3 of Form 1-U filed on December 19, 2019).
10.21	Form of Officer Indemnification Agreement (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).+
10.22	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).+
10.23

Property Management Agreement between 3 Properties LLC and Generation Income Properties Inc. (Walmer Avenue and Corporate Boulevard Properties) (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.24

Property Management Agreement between 3 Properties LLC and Generation Income Properties Inc. (Cocoa Property) (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.25

Property Management Agreement between 3 Properties LLC and Generation Income Properties Inc. (DC/Tampa/Alabama Properties) (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.26

Loan Agreement dated as of February 11, 2020 by and among GIPFL 1300 S DALE MABRY, LLC, GIPDC 3707  14TH ST, LLC and GIPAL JV 15091 SW ALABAMA 20, LLC, as borrowers, and DBR Investments Co. Limited (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.27

Guaranty of Recourse Obligations dated as of February 11, 2020 made by David Sobelman and Generation Income Properties, L.P. for the benefit of DBR Investments Co. Limited (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on February 14, 2020).

10.28

Contribution and Subscription Agreement between the Company and Riverside Crossing, L.C.  (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

10.28.1

Amendment to Contribution and Subscription Agreement with Riverside Crossing, L.C.  (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

10.29

Contribution and Subscription Agreement between the Company and Greenwal, L.C. (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

10.29.1

Amendment No. 1 to Contribution and Subscription Agreement with Greenwal, L.C. (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

10.29.2

Amendment No. 2 to Contribution and Subscription Agreement with Greenwal, L.C. (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

10.30

Stock Redemption Agreement between the Company and David E. Sobelman dated June 10, 2021 (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).

10.31

Contribution and Subscription Agreement, dated October 28, 2020, between Generation Income Properties, L.P. and GIP Fund  1, LLC (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

10.32

Limited Liability Company Agreement of GIPNC 201 Etheridge Road, LLC dated November 20, 2020 (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

10.33

Second Amendment to Purchase and Sale Agreement (Manteo, NC), dated November 24, 2020 (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

10.34

$1,275,000 Promissory Note with American Momentum Bank dated February  4, 2021 (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

10.35	Limited Liability Company Agreement of GIPFL 702 Tillman Place, LLC dated March 29, 2021 (incorporated by reference to Exhibit 15.2 to the Company’s Form 1-U filed on April 28, 2021).
10.36	Loan Agreement between GIPFL 702 Tillman Place, LLC and the Bank of Tampa dated April 21, 2021 (incorporated by reference to Exhibit 15.3 to the Company’s Form 1-U filed on April 28, 2021).
10.37

Tax Protection Agreement between the Company and Riverside Crossing, L.C. dated September 30, 2019 (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).

10.38

Tax Protection Agreement between the Company and Greenwal, L.C. dated September 30, 2019 (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).

10.39

Guaranty Agreement dated April 21, 2021 between David Sobelman in the favor of the Bank of Tampa (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).

10.40

Purchase and Sale Agreement between GIPFL JV 1106 Clearlake Road, LLC and The Kissling Interests, LLC (incorporated by reference to the Company’s Amendment No. 6 to Registration Statement on Form S-11 filed on June 17, 2021).

10.41

Purchase and Sale Agreement dated June 22, 2021, by and between I-ROCKFORD LLC and GENERATION INCOME PROPERTIES L.P. (incorporated by reference to Exhibit 15.2 to the Company’s Form 1-U filed on June 24, 2021).

10.42	Loan Agreement dated August 13, 2021 with American Momentum Bank (incorporated by reference to the Company’s Amendment No. 9 to Registration Statement on Form S-11 filed on August 18, 2021).
10.43	Limited Liability Company Agreement of GIPIL 525 S Perryville RD, LLC (incorporated by reference to the Company’s Amendment No. 9 to Registration Statement on Form S-11 filed on August 18, 2021).
10.44

Tenants in Common Agreement dated August 2, 2021 between GIPIL 525 S Perryville RD, LLC and Sunny Ridge MHP, LLC (incorporated by reference to the Company’s Amendment No. 9 to Registration Statement on Form S-11 filed on August 18, 2021).

10.45

Limited Recourse Guaranty dated August 13, 2021 by David Sobelman in favor of American Momentum Bank (incorporated by reference to the Company’s Amendment No. 9 to Registration Statement on Form S-11 filed on August 18, 2021).

10.46	Commitment for $25 Million Master Credit Facility with American Momentum Bank dated October 26, 2021 (incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K filed on October 27, 2021).
10.47

Contribution Agreement, dated October 11, 2021, between Generation Income Properties, L.P. and LMB Owenton I LLC (incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K filed on January 20, 2022).

10.48

Form of Restricted Stock Award Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to exhibit 10.22 from Annual Report on Form 10-K for the year ended December 31, 2021, filed March 18, 2022).+

21.1	List of Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed March 18, 2022).
23.1	Consent of MaloneBailey, LLP. *
23.2	Consent of Foley & Lardner LLP (included in Exhibits 5.1 and 8.1).*
23.3	Consent of MaloneBailey LLP dated March 18, 2022.**
24.1	Power of Attorney (included on signature page to registration statement) (incorporated by reference to the Company’s Amendment No.1 to Registration Statement on Form S-11 filed on February 14, 2020)
99.1	Prior Performance Tables *
99.2	Form of Lock-Up with Underwriter (incorporated by reference to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).

+Indicates management contract or compensatory plan.

*Previously filed as Exhibits to this Form S-11.

**Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 18th day of March, 2022.

Generation Income Properties, Inc.

By:/s/ David Sobelman

David Sobelman

President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ David Sobelman David Sobelman	President and Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	March 18, 2022
/s/ Allison Davies Allison Davies	Chief Financial Officer (Principal Financial and Accounting Officer)	March 18, 2022
* Benjamin Adams	Director	March 18, 2022
* Patrick Quilty	Director	March 18, 2022
* Betsy Peck	Director	March 18, 2022
* Stuart Eisenberg * Gena ChengMarch 18, 2022 Gena Cheng	Director Director	March 18, 2022 March 18,2022

*The undersigned, by signing his or her name hereto, does execute this Post-Effective Amendment No.1 to the Registration Statement on Form S-11 on behalf of the above-named directors of the registrant pursuant to the Power of Attorney executed by such directors on the signature pages to this registration statement previously filed on February 14, 2020.

By:	/s/ David Sobelman
Name: David Sobelman
Title: Attorney-In-Fact

4874-5615-7718.4